UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 20, 2018

ESTRE AMBIENTAL, INC.

1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor
Itaim Bibi
São Paulo
04543-900 - SP
Brazil
+55 11 3709 2300
(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 20, 2018, Estre Ambiental, Inc. (the “Company”) announced to the market its financial results for the full year 2017. A copy of the press release for the Company’s full year 2017 earnings release is attached as an Exhibit hereto.

The Company also announces that it has filed with the U.S. Securities and Exchange Commission (SEC) its Form 20-F report for the fiscal year ended 2017. The report is available on the SEC’s website, at www.sec.gov, and on Estre’s Investor Relations website, at ir@estre.com.br.

Shareholders can obtain copies of the Company’s Annual Report 20-F, free of charge, by making a request within a reasonable period of time to the Company’s Investor Relations Department.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESTRE AMBIENTAL, INC.

Date: June 20, 2018	By:	/s/ Sergio Pedreiro
Sergio Pedreiro
Chief Executive Officer